AGREEMENT OF TRANSFER AND QUIT CLAIM

THIS AGREEMENT is dated for reference the 4th day of  October, 2006.

BETWEEN:

ALMADEN MINERALS LTD., a body corporate incorporated under the laws of British Columbia, having an office at 1103 – 750 West Pender Street, Vancouver, B.C. V6C 2T8

(“Almaden”)

AND

CONSOLIDATED SPIRE VENTURES LTD., a body incorporated pursuant to the laws of British Columbia and having an office at 615 –700 West Pender Street, Vancouver, B.C. V6C 1G8

("Spire")

WHEREAS:

A.

Pursuant to an Option agreement dated March 1, 2004 between Spire and Almaden ( the “Option Agreement”) Spire has earned a 60% interest in the Prospect Valley property (described herein as the “Property”);

B.

The Parties have agreed that rather than proceed with a joint venture as contemplated by the Option Agreement, Almaden will quit claim its interest in the Property to Spire on the terms and conditions hereinafter set forth.

NOW THEREFORE THIS AGREEMENT WITNESSETH that in consideration of the mutual promises, covenants, conditions, representations and warranties herein set out, the parties hereto agree as follows:

1.

INTERPRETATION

1.1

For the purposes of this Agreement, including the recitals and any schedules hereto, unless there is something in the subject matter or context inconsistent therewith, the following words and expressions shall have the following meanings:

(a)

"Agreement" means this Agreement, as amended from time to time;

(b)

“Commercial Production” means the commercial exploitation of minerals from the Property or any part as a mine, but does not include milling for the purpose of testing or milling by a pilot plant.

(c)

“Exchange” means the TSX Venture Exchange;

(d)

"Property" means those mineral properties more particularly described in Schedule "A" hereto together with any additions to the mineral properties comprising the Property and any surface rights, mineral rights, personal property and permits associated therewith, and shall include any renewal thereof and any other form of successor or substitute title thereto;

1.2

The titles to the respective Articles hereof shall not be deemed to be a part of this Agreement but shall be regarded as having been used for convenience only.

1.3

Words used herein importing the singular number shall include the plural, and vice-versa, and words importing the masculine gender shall include the feminine and neuter genders, and vice-versa, and words importing persons shall include firms, partnerships and corporations.

2.

REPRESENTATIONS AND WARRANTIES

2.1

Spire represents and warrants to Almaden that:

(a)

it is a company duly incorporated, validly subsisting and in good standing with respect to filing of annual reports under the laws of British Columbia;

(b)

it has full power and authority to carry on its business and to enter into this Agreement and any agreement or instrument referred to in or contemplated by this Agreement;

(c)

the execution, delivery and performance of this Agreement, and the consummation of the transactions herein contemplated will not conflict with, accelerate the performance required by or result in the breach of any agreement to which it is a party or by which it is currently bound; and

(d)

its shares are posted for trading on the Exchange and that it is not the subject of any cease trade order or any other proceeding whereby the trading of its shares are suspended or halted.

(e)

Spire has exercised its option under the Option Agreement and has earned a 60% interest in the Property; and

2.2

Almaden represents and warrants to Spire that:

(a)

it has full legal capacity and competence to enter into this Agreement and any agreement or instrument referred to in or contemplated by this Agreement and to carry out and perform all of its obligations and duties hereunder;

(b)

it has full power and authority for the execution, delivery and performance of this Agreement and the execution, delivery and performance of this Agreement and the consummation of the transactions herein contemplated will not conflict with, or accelerate the performance required by or result in any breach of any covenants or agreements contained in or constitute a default under, or result in the creation of any encumbrance, lien or charge under any indenture, agreement or other instrument whatsoever to which they are a party or by which they are bound or to which they may be subject and will not contravene any applicable laws;

(c)

Almaden is the sole legal and beneficial owner of the remaining 40% interest in the Property; no third party holds any interest therein nor has any right or option to acquire any or all of Almaden’s interest in the Property; no third party has any right to explore, develop or exploit any part of the Property; and Almaden’s interest in the Property is held by it free and clear of all liens, charges, contractual obligations, royalties and encumbrances.

2.3

The representations and warranties hereinbefore set out are conditions on which the parties have relied in entering into this Agreement, are to be construed as both conditions and warranties and shall, regardless of any investigation which may have been made by or on behalf of any party as to the accuracy of such representations and warranties, survive the closing of the transaction contemplated hereby and each of the parties will indemnify and save the other harmless from all loss, damage, costs, actions and suits arising out of or in connection with any breach of any representation or warranty contained in this Agreement, and each party shall be entitled, in addition to any other remedy to which it may be entitled, to set off any such loss, damage or costs suffered by it as a result of any such breach against any payment required to be made by it to any other party hereunder.

3.

TRANSFER AND QUIT CLAIM

3.1

Almaden hereby transfers and quit claims to Spire its undivided 40% interest in the Property in consideration of Spire issuing to Almaden the following common shares in the capital of Spire:

i.

2,000,000 shares within five business days after acceptance for filing by the Exchange of this Agreement ( the “Effective Date”); and

ii.

1,000,000 shares on the first anniversary of the Effective Date.

3.2

In addition to the purchase price above, Spire agrees to:

(a)

issue to Almaden 1,000,000 shares within 30 days of a decision to put the Property into Commercial Production; and

(b)

reserve unto Almaden a 2% net smelter returns royalty as described in Schedule “B” (the “NSR”).

3.3

All shares issued pursuant to this Agreement shall be issued as fully paid and non-assessable, and free and clear of all restriction on alienation save and except a restriction of a duration of no more than four (4) months from the date of issue of such shares, and other restrictions as may be mandated by the Exchange.

3.4

This Agreement, is subject to receipt of Exchange approval.  Spire agrees to make application for Exchange approval forthwith following execution of this Agreement; and to advise Almaden of all correspondence with the Exchange.

3.5

Upon issuance and delivery of the 3,000,000 shares of Spire contemplated in section 3.1 above, Almaden will:

(a)

do all things necessary to transfer title of the claims comprising the Property to Spire, and to have the same registered in the name of Spire or its nominee; and

(b)

transfer and deliver to Spire copies of all records, logs, maps and information pertaining to the Property, either in its possession or which it can reasonably obtain.

4.

VOTING RIGHTS

4.1

Until the expiration of two years from the Effective Date Almaden agrees that all shares of Spire from time to time held by Almaden shall, upon request from Spire management, be voted at all meetings of the shareholders of Spire in such manner as shall be directed from time to time by the then board of directors of Spire, but nothing herein shall in any way be interpreted as in any way restricting the right of Almaden to sell, dispose of or transfer all or any of the shares of Spire from time to time held by Almaden.

5.

ALM~~ADEN RIGHT OF INSPECTION~~

~~5.1~~

~~At all times during which operations are being conducted by Spire or its assigns on the Property, Almaden and its representatives, duly authorized by them, in writing, at their own risk and expense, shall be~~

~~granted access to the Property at all reasonable times and to all records prepared by Spire with respect to such operations~~

6.

NOTICE

6.1

Any notice, direction, or other instrument required or permitted to be given under this Agreement shall be in writing and shall be given by the delivery of same or by mailing same by prepaid registered or certified mail or delivered in person or by sending same by telecommunication or other similar form of communication, in each case addressed to the intended recipient at the address of the respective party set out on the first page hereof.

6.2

Any notice, direction, or other instrument aforesaid will, if delivered, be deemed to have been given and received on the day it was delivered, and if mailed, be deemed to have been given and received on the fifth business day following the day of mailing, except in the event of disruption of the postal service in which event notice will be deemed to be received only when actually received and, if sent by telecommunication or other similar form of communication, be deemed to have been given and received on the day it was actually received.

6.3

Any party may at any time give notice in writing to the others of any change of address, and from and after the giving of such notice, the address therein specified will be deemed to be the address of such party for the purposes of giving notice hereunder.

7.

FURTHER ASSURANCES

7.1

Each of the parties covenants and agrees, from time to time and at all times, to do all such further acts and execute and deliver all such further deeds, documents and assurances as may be reasonably required in order to fully perform and carry out the terms and intent of this Agreement.

8.

ENUREMENT

8.1

This Agreement shall enure to the benefit of and be binding upon the parties and their respective successors and permitted assigns.

9.

DEFAULT

9.1

If a party (the "Defaulting Party") is in default of any requirement herein set forth, the party affected by such default (the "Non-Defaulting Party") shall give written notice to all other parties within thirty (30) days of becoming aware of such default, specifying the default, and the Defaulting Party shall not lose any rights under this Agreement, nor shall the Agreement terminate, nor shall the Non-Defaulting Party have any rights, remedies or cause of action pursuant to this Agreement, or otherwise hereunder as a result of such default, unless within thirty (30) days after the giving of notice of default by the Non-Defaulting Party, the Defaulting Party has failed to cure the default by the appropriate performance, and if the Defaulting Party fails within such period to cure such default, the Non-Defaulting Party shall only then be entitled to seek any remedy it may have on account of such default.

10.

ENTIRE AGREEMENT

10.1

This Agreement constitutes and contains the entire agreement and understanding between the parties and supersedes all prior agreements, memoranda, correspondence, communications, negotiations and representations, whether oral or written, express or implied, statutory or otherwise between the parties or any of them with respect to the subject matter hereof.

11.

GOVERNING LAW AND ARBITRATION

11.1

This Agreement shall be governed by and interpreted in accordance with the laws of the Province of British Columbia and the federal laws of Canada applicable therein and the parties hereby irrevocably attorn to the jurisdiction of the Province of British Columbia.  Any dispute arising between the parties shall if possible be settled by mediation.  Failing resolution by mediation, the matter shall be determined by binding arbitration conducted under the Commercial Arbitration Act (British Columbia) and the place of arbitration shall be Vancouver, British Columbia;

12

ASSIGNMENT

12.1

Any assignment by Spire of all or any portion of its benefits or burdens hereunder shall include a provision whereby the assignee agrees to abide by the terms of this Agreement, including the provisions of this Article 12, and to assume all of the liabilities and obligations of Spire under this agreement, whether accruing before or becoming due after such assignment.  Spire and the assignee shall execute such agreements and documents as may reasonably be requested in this regard by Almaden.  If only a portion of Spire’s benefits or burdens are assigned, Spire and the assignee shall be jointly and severally liable.  No assignment shall serve to release or discharge Spire from any of its liabilities or obligations hereunder, unless all of the benefits and burdens of Spire have been assigned and Almaden has released Spire.

THE COMMON SEAL of ALMADEN MINERALS LTD.

)

was hereto affixed in the presence of:

)

“Duane Poliquin”

)

)

Authorized Signatory

)

)

)

Authorized Signatory

)

THE COMMON SEAL of CONSOLIDATED SPIRE

)

VENTURES LTD. was hereto affixed in the presence of:

)

“Brian Buchannan”

)

)

Authorized Signatory

)

)

)

Authorized Signatory

)

SCHEDULE “A”

For purposes of this Agreement the following Mineral Claims near Merritt, British Columbia shall constitute the “Property”:

Claimblock

Claim Numbers

Tenure Numbers

NIC

NIC 1 through NIC 12

405713 through 405724

PV

PV 1 through PV 36

390641 through 390650

403445 through 403450

399680 through 399699

SCHEDULE “B”

CONSOLIDATED SPIRE VENTURES LTD.  (the “Company”) hereby grants to/agrees to pay to ALMADEN MINERALS LTD. (“Almaden“), a Production Royalty (as herein defined) on minerals produced, saved and sold from the Property on the terms and subject to the conditions herein specified.

Capitalized terms used but not defined herein shall have the respective meanings described to such terms in the Assignment of Rights Agreement to which this is a Schedule.

1.

Production Royalty.  If the Company commences production of Products that are mined from the Property, the Company shall pay Almaden a Production Royalty equal to two percent (2%) of the Net Smelter Returns from all ores and minerals produced, saved and sold from the Property (the “Production Royalty”), computed as herein provided.  No Production Royalty shall be due upon bulk samples extracted by the Company for metallurgical testing purposes during the Company’s exploration or development work on the Property.

The term “commences production” as used herein shall mean the first day of the month following expiration of the first consecutive two month period within which milling (or other treatment) of ores produced from the Properties has yielded concentrate of commercial quality and quantity.

2.

Net Smelter Returns.  As used herein, “Net Smelter Returns” means the Gross Proceeds less Allowable Deductions.

(a)

As used herein, “Gross Proceeds” shall have the following meaning:

i)

If the Company causes refined gold (meeting the specifications of the London Bullion Market Association) to be produced from Products, Net Smelter Returns shall be paid on the refined gold, as herein provided.  For purposes of determining Net Smelter Returns, the refined gold shall be deemed to have been sold at the Monthly Average Gold Price and the Gross Proceeds shall be determined by multiplying Gold Production during the calendar month by the Monthly Average Gold Price for such month.  As used herein, “Gold Production” shall mean the quantity of refined gold outturned during the calendar month to the Company’s account by an independent third party refinery from Products, on either a provisional or final settlement basis as used herein.  “Monthly Average Gold Price” shall mean the average London Bullion Market Association P.M. Gold Fix, calculated by dividing the sum of all such prices reported for the month by the number of days for which such prices were reported.

ii)

If the Company causes refined silver (meeting the specifications for refined silver subject to the New York Silver Price published by Handy & Harman) to be produced from Products, Net Smelter Returns shall be paid on refined silver as herein provided.  For purposes of determining Net Smelter Returns, the refined silver shall be deemed to have been sold at the Monthly Average Silver Price ad the Gross Proceeds shall be determined by multiplying Silver Production during the calendar month by the Monthly Average Silver Price for such month.  As used herein, “Silver Production” shall mean the quantity of refined silver outturned during the calendar month to the Company’s account by an independent third party refinery from Products, on either a provisional or final settlement basis.  As used herein, “Monthly Average Silver Price” shall mean the average New York Silver Price as published daily by Handy & Harmon, calculated by dividing the sum of all such prices reported for the calendar month by the number of days for which such prices were reported.

iii)

If the Company causes refined metals other than refined gold and refined silver to be produced from Products, Net Smelter Returns shall be paid on the refined metal produced as herein provided and the Gross Proceeds shall be equal to the amount of the proceeds actually received by the Company during the calendar month from the sale of such refined metal.

iv)

If the Company sells raw ore mined from the Property or doré or concentrates produced from Products to an independent third party in an arm’s length transaction, then the Gross Proceeds shall be equal to the amount of the proceeds actually received by the Company during the calendar month from the sale of such raw ore, doré, or concentrates.

v)

If the Company sells raw ore mined from the Property or doré or concentrates produced from Products in other than an arm’s length sale to an independent third party, then the Gross Proceeds shall be equal to the fair market value of such raw ore, doré or concentrates.

b)

As used herein, “Allowable Deductions” shall mean all costs, charges and expenses paid by the Company for or with respect to processed Products, after such Products are shipped from the Property, including:

i)

Charges for treatment in the smelting and refining processes (including handling, processing, interest and provision for settlement fees, costs of umpires, sampling, assaying and representation fees, penalties, and other deductions made by the processor or imposed by law and specifically excluding mining and milling costs);

ii)

Actual costs of transportation (including loading, freight, insurance security, transaction taxes, handling, port, demurrage, delay, and forwarding expenses incurred by reason of or in the course of such transportation) of Products from the Property to the place of treatment and then to the place of sale;

iii)

costs or charges of any nature for or in connection with insurance, storage, or representation at a smelter or refinery for Products; and

iv)

sales, use, severance, excise, net proceeds or mine, and any other tax on or measured by mineral productions.

3.

Calculation and Payment of Production Royalty.

a)

The obligation  to pay Production Royalty shall accrue upon the outturn of refined metals, on which Production Royalty is payable to the Company’s account or the sooner sale of unrefined metals, doré, concentrates, ores or other Products, as hereinafter provided.

b)

Where outturn of refined metals is made by an independent third party refinery on a provisional basis, the Net Smelter Returns shall be based upon the amount of refined metal credited by such provisional settlement, but shall be adjusted in subsequent statements to account for the amount of refined metal established by final settlement by the refinery.

c)

Production Royalty shall become due and payable quarterly on the last day of the month next following the end of the quarter in which the same accrued.  Production Royalty payments shall be accompanied by a statement showing in reasonable detail the quantities and grades of the refined Products produced and sold or deemed sold by the Company monthly; the average monthly price determined as herein provided for refined metals on which Production Royalty is due; Allowable Deductions; and other pertinent information in sufficient detail to explain the calculation of the Production Royalty payment.

d)

All Production Royalty payments shall be considered final and in full satisfaction of all obligations of the Company with respect thereto, unless Almaden gives the Company written notice describing and setting forth a specific objection to the determination thereof within 12 months setting of receipt by Almaden of a Production Royalty statement.  If Almaden objects to a particularly quarterly statement as herein provided, Almaden shall, for a period of 60 days after the Company’s receipt of notice of such objection, have the right, upon reasonable notice and at reasonable time, to have the Company’s accounts and records relating to the calculation of the Production Royalty in question audited by a certified public accountant acceptable to Almaden and to the Company.  If such audit determines that there has been a deficiency or an excess in the payment made to Almaden such deficiency or excess shall be resolved by adjusting the next monthly Production Royalty payment or credit due hereunder.  Almaden shall pay all costs of such audit unless a deficiency of 5% or more of the amount determined by the Company to be due to Almaden is determined to exist.  The Company shall pay the costs of such audit if a deficiency of 5% or more of the amount due is determined to exist.  All books and records used by the Company to calculate Production Royalty due hereunder shall be kept in accordance with generally accepted accounting principles consistently applied.  Failure on the part of Almaden to make claim on the Company for adjustment in such 12 month period shall establish the correctness and preclude the filing of exceptions thereto or making of claims for adjustment thereon; providing that nothing herein shall limit the time in which Almaden may commence a proceeding for fraud, concealment or misrepresentation.

e)

The Production Royalty shall be in addition to any other royalty due to a third party.  If the interest in any parcel of the Property acquired by the Company from Almaden was less than the whole and undivided 100% interest therein, then the Production Royalty shall be paid to Almaden only in the proportion that the interest so conveyed by Almaden bears to the whole and undivided ownership in such parcel of the Property.

f)

The Company shall have the right of mixing or commingling, at any location and either underground or at the surface, any Products from the Property with any ores, metals, minerals, or mineral products from other lands, provided that the Company shall determine the weight or volume of, sample and analyze for grade and amenability to process all such Products and ores, metals, minerals and mineral products (including the recovery factor) before the same are so mixed or commingled.  Any such determining of weight or volume, sampling and analytical practices and procedures applied by the Company shall be used as the basis of allocation of Net Smelter Returns payable to Almaden hereunder in the event of a sale by the Company of materials so mixed or commingled or of products produced therefrom.  Prior to commencement of commercial production, the Company shall notify Almaden how the Company proposes to determine the weight of volume of, sample and analyze all such materials.  Almaden may, within 30 days after receipt of such notice, object thereto in writing, specifying with particularity the grounds for such objection.  If Almaden does not serve a timely objection, Almaden shall be deemed to have consented to procedures described in the Company’s notice.  If Almaden does object to the Company’s proposed procedures within such 30 day period, the Company and Almaden shall attempt for a period of 15 days to reach agreement concerning the procedures to be used.  If the Company and Almaden fail to reach agreement within such 15 day period, either party may initiate binding arbitration in accordance with the provisions of this Agreement, to determine the procedures to be used.  Based on its operating experience, the Company may subsequently propose modifications to the approved procedures for determining the weight or volume of, sampling and analyzing ores or mineral products to be mixed or commingled, following the same procedures set forth above, including arbitration.  Notwithstanding the foregoing, nothing herein shall require or permit the operations of the Company or its mixing or commingling or Products with any ores, metals, minerals or mineral products from other lands to be hindered, delayed or interrupted pending the determination of the procedures to be used.

g)

The Company may but need not engage in forward sales, future trading or commodity options trading, and other price hedging, price protection, and speculative arrangements (“Trading Activities”) which may involve the possible delivery of base or precious metals produced from the Property.  The parties acknowledge and agree that Almaden shall not be entitled to participate in the proceeds or be obligated to share in any losses generated by the Company’s Trading Activities.

4.

No Implied Covenants.  The timing, nature, manner and extent of any exploration, development, mining, production and sale of Products, if any, shall be at the sole discretion of the Company.  No implied covenants or conditions whatsoever shall be read into the Deed, including without limitation any covenants or conditions relating to exploration, development, prospecting, mining, production or sale of Products, except for the covenants of good faith and fair dealing.

5.

Assignment.  The Company shall have the right to assign the Property, in whole or in part and shall have sole and absolute discretion concerning the sale, assignment, transfer, conveyance, venturing, encumbrance or other disposition of the Property, in whole or in part, on such terms and conditions as it determines appropriate.  The Company shall require any transferee or assignee of any interest in the Property to assume in writing the obligation to pay Almaden the Production Royalty in accordance with the terms and conditions set forth herein, and upon such assumption, the Company shall be released from all liability hereunder with respect to the transferred interest in the Property, except for such liability as has accrued prior thereto.

6.

Treatment of Product.  The Company may, but shall not be obligated to, treat, mill, heap leach, sort, concentrate, refine, smelt, or otherwise process, beneficiate or upgrade the ores, concentrates , and other mineral product produced from the Property, at sites located on or off the Property, prior to sale, transfer, or conveyance to a purchaser, user or other consumer.  The Company shall not be liable for mineral values lost in processing under sound practices and procedures, and no Production Royalty shall be due on any such lost mineral values.

7.

Arbitration.  Any dispute, controversy or claim arising out of or relating to the calculation or payment of Production Royalty shall be settled by binding arbitration.

a)

The arbitration shall be conducted in accordance with the commercial arbitration rules of the British Columbia International Commercial Arbitration Centre in effect at the time of the arbitration, except as they may be modified herein or by the mutual agreement of the parties.  The arbitration shall be the sole and exclusive forum for resolution of the dispute, controversy or claim and the award shall be in writing and shall be final and binding on the parties.  The costs and fees of arbitration, including the arbitrator’s fees and the parties’ attorney’s fees, shall be awarded in the manner determined by the arbitrator.  Judgement thereon may be entered by any court having jurisdiction thereof or having jurisdiction over the parties or their assets.

b)

There shall be one arbitrator selected by the mutual agreement of the party initiating arbitration (“Claimant”) and the party named as respondent (“Respondent”).  If the Claimant and the Defendant cannot agree on an arbitrator within 20 days after receipt of notice of arbitration by the Respondent, the Claimant and the Respondent shall each name an arbitrator within 20 days after the expiration of the initial 20 day period.  The two arbitrators so chosen shall, within a period of 30 days after their selection, select a third arbitrator to serve as the sole arbitrator.  If any party to this Agreement entitled to name an arbitrator should fail to do so, or if the two arbitrators appointed by the parties fail or are unable to appoint the sole arbitrator, British Columbia International Commercial Arbitration Centre shall appoint such arbitrator.  The arbitrator selected by the parties or by the two arbitrators shall be impartial and independent from the parties and shall be technically competent with respect to the issues submitted for arbitration.

c)

The arbitration hearing will be held in Vancouver, B.C.

8.

Assignment.  Almaden may assign its rights under this Net Smelter Return Royalty Agreement to any of its Affiliates; provided, however, than any change in ownership of rights shall be accomplished in such manner that the Company shall not be required to make payments to or give notice to more than one person, firm, corporation, or entity.  No change or division in the ownership of the Production Royalty, however accomplished, shall enlarge the obligations of diminish the rights of the Company.  No change or division in the ownership of the Production Royalty shall be binding on the Company until ten (10) days after the Company has received a copy of the assignment instrument duly recorded in the Public Mining Registry evidencing the change or division in ownership.